Exhibit 99.1

Super Group Announces Key Terms of Strategic Transaction to

Assume Full Control of its Sportsbook Technology Platform

New York, NY – May 8, 2024 – Super Group (SGHC) Limited (NYSE: SGHC), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, today announced that it has entered into definitive agreements to assume full control of its sportsbook software technology licensed by Apricot, Super Group’s long-standing software partner.

The transaction brings Super Group closer to its goal of fully owning and controlling its sportsbook technology across its worldwide markets, giving the company the capability to apply this technology stack to any properties it may buy or build in the future.

Super Group has agreed to acquire this technology for a total consideration of c.€140 million from Apricot’s licensor, plus additional amounts payable if certain earn-out conditions are achieved. The upfront consideration consists of c.€100 million, which will be paid in the form of cancellation of an outstanding loan. Super Group will pay an additional €40 million in two equal payments over the next two years, of which up to €20 million may be paid in ordinary shares of Super Group at its sole discretion. Additional payments of up to €210 million could be made through a contingent earn-out mechanism if Super Group’s sportsbook revenue more than doubles during the earn-out period which runs through December 31, 2035. The earn-out is calculated as a percentage of monthly sportsbook net gaming revenue, ranging from a low single-digit to high single-digit percentage.

Neal Menashe, Chief Executive Officer of Super Group, said: “I’m delighted that we have now concluded terms for the sportsbook – we have been working closely to agree to an equitable deal with a favorable structure for both parties. This is an exceptional opportunity for Super Group to take full control of our sportsbook technology, which would enable maximum flexibility for organic growth as well as M&A opportunities. We’ll continue to deliver the best sports betting and gaming experience to our customers around the world as the benefits of this deal are realized.”

Closing of the deal is conditional on supplemental licensing from relevant gambling regulators, which approvals are expected to take between 6 to 12 months to obtain.

About Super Group (SGHC) Limited

Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The group’s sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. Super Group has been ranked number 6 in the EGR Power 50 for the last two years. For more information, visit www.sghc.com.

Contacts:

Investors:

investors@sghc.com

Media:

media@sghc.com

Source: Super Group

Forward-Looking Statements

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Forward-looking statements in this press release include statements regarding the planned acquisition of the sportsbook software technology, the expected timing for regulatory approvals and closing of the transaction, the economic terms for such acquisition, including the amounts and form of consideration payable by Super Group, the integration of the technology and team into Super Group’s business, Super Group’s plans for further market expansion, and other statements that are not historical fact. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; (ii) the ability to maintain the listing of Super Group’s securities on a national securities exchange; (iii) changes in the competitive and regulated industries in which Super Group operates; (iv) variations in operating performance across competitors; (v) changes in laws and regulations affecting Super Group’s business; (vi) Super Group’s inability to meet or exceed its financial projections; (vii) changes in general economic conditions; (viii) changes in domestic and foreign business, market, financial, political and legal conditions; (ix) future global, regional or local economic and market conditions affecting the sports betting and gaming industry; (x) changes in existing laws and regulations, or their interpretation or enforcement, or the regulatory climate with respect to the sports betting and gaming industry; (xi) the ability of Super Group’s customers to deposit funds in order to participate in Super Group’s gaming products; (xii) compliance with regulatory requirements in a particular regulated jurisdiction, or Super Group’s ability to successfully obtain a license or permit applied for in a particular regulated jurisdiction, or maintain, renew or expand existing licenses; (xiii) the technological solutions Super Group has in place to block customers in certain jurisdictions, including jurisdictions where Super Group’s business is illegal, or which are sanctioned by countries in which Super Group operates from accessing its offerings; (xiv) Super Group’s ability to restrict and manage betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; (xv) the ability by Super Group’s key executives, certain employees or other individuals related to the business, including significant shareholders, to obtain the necessary licenses or comply with individual regulatory obligations in certain jurisdictions; (xvi) protection or enforcement of Super Group’s intellectual property rights, the confidentiality of its trade secrets and confidential information, or the costs involved in protecting or enforcing Super Group’s intellectual property rights and confidential information; (xvii) compliance with applicable data protection and privacy laws in Super Group’s collection, storage and use, including sharing and international transfers, of personal data; (xviii) failures, errors, defects or disruptions in Super Group’s information technology and other systems and platforms; (xix) Super Group’s ability to develop new products, services, and solutions, bring them to market in a timely manner, and make enhancements to its platform; (xx) Super

Group’s ability to maintain and grow its market share, including its ability to enter new markets and acquire and retain paying customers; (xxi) the success, including win or hold rates, of existing and future online betting and gaming products; (xxii) competition within the broader entertainment industry; (xxiii) Super Group’s reliance on strategic relationships with land based casinos, sports teams, event planners, local licensing partners and advertisers; (xxiv) events or media coverage relating to, or the popularity of, online betting and gaming industry; (xxv) trading, liability management and pricing risk related to Super Group’s participation in the sports betting and gaming industry; (xxvi) accessibility to the services of banks, credit card issuers and payment processing services providers due to the nature of Super Group’s business; (xxvii) the regulatory approvals related to proposed acquisitions and the integration of the acquired businesses; and (xxviii) other risks and uncertainties indicated from time to time for Super Group including those under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 25, 2024, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Super Group does not give any assurance that it will achieve its expectations.